Filed by Kinder Morgan, Inc. pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.
Subject Company:  Kinder Morgan Management, LLC
Commission File No.:  001-16459

The following are transcripts of a replay of a Net RoadShow Presentation and a replay of an Investor Conference Call posted to Kinder Morgan’s website:

TRANSCRIPTION OF AUDIO

Kinder Morgan, Inc.

Richard Kinder:                             Welcome to Kinder Morgan Road Show, I’m Rich Kinder, Chairman and CEO.  And we’ve just announced today a transaction consolidation all the Kinder Morgan assets under one public company.  Kinder Morgan, Inc., or KMI as its symbol is, will acquire all the outstanding common units of Kinder Morgan Energy Partners, KMP, and El Paso Pipeline Partners, EPB, and all the outstanding shares of Kinder Morgan Management, which trades under the symbol KMR.  The acquisition consideration will be primarily KMI stock and the total consideration of the KMP unit holder will be 2.1931 shares of KMI for every unit of KMP plus $10.77 in cash.  The implied consideration, based on the close on Friday, August 8th, is right at $90 and a premium of 12% over the closing price on August 8th.  KMR, the premium is 2.4849 shares of KMI, which also is approximately $90, and that is an all stock transaction and is a premium of 16.5% over Friday’s close.  EPB’s exchange ratio is .9451 share of KMI for every unit of EPB plus $4.65 cash for consideration just under $39, or a 15.4% premium over Friday’s close.  $71 billion is the total purchase price, and that breaks down to approximately $40 billion of KMI equity, $4 billion of cash - and we have a commitment letter for that full amount - and $27 billion of assumed debt.  We believe that this $71 billion marks the second largest energy M&A transaction of all time, second only to the Exxon purchase of Mobil back in the 1990’s.  KMI management will remain unchanged and KMI’s board may increase by up to 6, with 3 from KMP and 3 from EPB.  The transaction is expected to close in the fourth quarter of 2014, subject to regulatory and shareholder approvals.  Now, let me talk about the

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value enhancing combination that this really represents.  And the most important thing is to remember a few numbers.  And let me just start with those numbers.  Remember the numbers 2, 10 and 2.  And this is why you should remember those numbers.  We are raising the dividend at KMI to $2 per share for 2015. That’s a 16% increase over the $1.72 projected dividend for 2014.  That’s the 2 in the equation that I mentioned.  The 10 is the growth rate in the dividend.  We expect to be able to grow the dividend by 10% per year from 2015 through 2020.  And the last 2 in my 2, 10, 2 equation is that we expect, notwithstanding this great raise in the dividend and this much better growth rate in the dividend, that we will have well in excess of $2 billion of excess coverage over that period between 2015 and 2020.  Now, how do we do that?  Let me just cite 4 factors for you.  First is the lower cost of capital.  This transaction eliminates the incentive distribution rights that KMI previously had with respect to both KMP and EPB.  So that dramatically lowers our cost of equity.  Secondly, our debt cost is lowered because now all our debt is on an after-tax basis.  Secondly, we will have less equity issuance under the new structure.  Third, we will have modest cost synergies; fourth, we will have additional tax depreciation at KMI from the purchase price being paid in this transaction and from future cap ex expended at KMI.  The purchase price alone, including the step-up, will save about $20 billion in cash taxes over the next 14 years.  So these are the reasons why we are so confident that we can do this transaction combined into one single entity and have a dramatic increase in the initial level of dividends and then in the growth rate

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of those dividends over the next several years.  Most of these points are on this slide 4, but I would also take just a moment to also talk about the fact that we do expect an investment grade rating on this new entity and we expect to continue to manage a world class asset base, just as we have in the past.  We will remain the largest energy infrastructure company in North America, over 82% of our cash flows are fee-based and 94% are fee-based or hedge for 2014.  One other point that I want to stress in conjunction with the lower cost of capital is that we believe not only will this enable us to do transactions on a more economic basis, but it will give us entre to do additional capital expenditure projects and acquisitions that we would not be able to do in the present structure.  And we think this is a very fertile space for consolidation over the next several years.  To just to look at a couple of statistics — today we have about 120 energy MLPs outstanding with about $875 billion in enterprise value.  And recent surveys have indicated that this country needs over $600 billion of investment in our type of energy infrastructure over the next 20 years.  So we expect this to be a very enhancing transaction from the equity viewpoint of KMI holders, and obviously a significant portion of this company will now be owned by the present unit holders of KMP, EPB and the shareholders of KMR.  As I mentioned earlier, we expect investment grade ratings.  We have eliminated the structural subordination that was troublesome to some people and we expect 5.6 times debt to EBIDTA leverage with a long-term target of 5 to 5.5 times.  So in short, we believe it provides immediate and meaningful value lift to our unit holders in KMP, EPB and

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KMR and we think it represents a tremendous opportunity for both the present and future shareholders in KMI.  This slide shows the configuration on the left-hand side of the present public structure, and the right-hand side of the simplified public structure post the merger.  As you can see, we will have one equity holder base in one publicly traded company; we’ll have one dividend policy, one debt rating.  There will be no structural subordination and there will be no incentive distribution rights.  You can also see that the majority of the cash flow in the new entity will be from our natural gas pipelines consisting of 54% of the total cash being generated by this entity.  Now, we’ve talked often about the size and strength of the asset base that we have at Kinder Morgan.  As I mentioned earlier, we are the largest energy infrastructure company in North America.  With this transaction, we will be the third largest energy company of any kind in North America, with an estimated enterprise value of about $140 billion at the close of this transaction, roughly $100 billion in equity value and roughly $40 billion in debt.  Now, we already have $17 billion of currently identified organic growth projects.  With this new structure, we expect to be able to add measurably to that.  We have the largest natural gas network in North America with 68,000 miles of natural gas pipelines.  We’re the largest independent transporter of petroleum products, the largest transporter of CO2 and the largest independent terminal operator in North America.  In addition, we have the only oil sands pipeline currently serving the west coast where we have a major expansion effort underway.  Now, when we talk about size of the

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company, it’s very interesting to note that we will be one of only 10 companies in the S&P 500 that have over $75 billion in market cap, a dividend rate of greater than 3% and a dividend growth rate of greater than 5%.  And the other 9 companies are listed on page 7 of the road show presentation.  But it’s very rare to have an entity that has this combination of high yield and high growth.  And compared to the peers here, KMI looks like a very solid investment opportunity.  Now, we think the benefits of the C Corp are pretty obvious, but I’ll say them again.  It simplifies the structure and creates one public equity class.  It lowers the cost of capital, as I said, and thereby creates a more competitive acquisition currency.  It generates significant income tax savings from the acquisition itself - that’s not including future capital expenditures - and that cash tax savings amounts to about $20 billion over the next 14 years.  Over half of the combined KMP and EPB cash flows are already being taxed at KMI under the current structure.  And we will have a broader pool of capital available in a C Corp configuration.  Now, I referred to earlier how the math works and how we are able to take an entity that is growing at a slower pace and convert it to one that will grow its dividends at 10% a year for the foreseeable future.  And, again, to re-emphasize those, it’s the lower cost of capital, less equity issuance required, tax depreciation on the present purchase and a step-up that we get and modest cost synergies.  Interestingly, even without the step-up in basis that we will get by virtue of the premium when we pay, we would still have an improvement over the present status quo and the step-up in basis gives us the

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extra fire power to get to this 10% increase in dividends with this coverage well over $2 billion over the next 6 years.  Now, let me talk about the cost of capital, and we’ve tried to simplify this on slide 10 by just talking about the significant lower hurdle for growth.  And what we’ve done here is taken a billion dollar cap ex project that we’re assuming throws off $120 million in cash or 12% unlevered return.  If you look at it on the KMP side, you get $120 million in cash out of that investment every year.  The cost of new equity is $64 million, and that’s because you have the KMP yield, which is slightly under 7%, plus the step-up for the distribution to the general partner.  And that $64 million, you have the cost of debt which is $19 million, that leaves you cash flow of $37 million but you have to split that 50/50 with the general partner.  So 18 goes to the limited partners and 18 to the general partner.  The present share count of around 462 million to issue the new equity would mean we would have to issue 6 million new units and that would result in a 4 cents accretion to the present dividend of KMP of 5.58, or a .7% increase in dividend growth or distribution growth.  Now, if you go to the right-hand side and look at the pro forma for KMI, you can see a dramatic improvement in what it drops to the bottom line.  Again, we have a billion dollar investment; again, we have $120 million of cash flow coming out of that investment.  Now we have taxes because we’re a full tax paying entity.  So that’s $19 million.  But the cost of new equity, which is simply the yield of roughly 4.5% on KMI stock is only $23 million, and the cost of new debt, and we’ve assumed this is 50/50 equity/debt in both situations, is only $13 million because it’s after-tax

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effected.  So the bottom line is that KMI has 65 million in free cash flow, whereas KMP had only 18 million.  Now, there are a lot more shares of KMI outstanding than there were units of KMP and you have to issue 11 million news shares under this scenario.  But even that said, you get a 3 cent increase over the $2 dividend, which amounts to 1.5% growth in distribution off a billion dollar investment.  And this is one of the underlying facts that leads me to say that we are going to be able to grow this company a lot faster and more dramatically than we could under the present situation.  Now, we’ve talked about the benefit at the start-up of this acquisition for the KMP unit holders, but slide 11 takes you through that in detail.  As you can see, the 12% premium and then this grows substantially with the 10% growth in dividends, even if you keep the KMI pro forma yield at the same point where it is today, you still have tremendous growth in value of the KMI stock that was acquired by the KMP holder.  Now, as you can see, it’s mildly dilutive in the early years but even that dilution turns around in the medium term and long term.  And overall, if you just splice to the right-hand side, you have a 60% increase projected in value of your KMP unit by doing this transaction by the end of 2020 versus the value you would have had had you not done the transaction -  $168 versus about $105 in value.  Same thing holds true in spades for KMR shareholders.  This is an all stock transaction so you get very good growth at the bottom line and an uptick of even a greater percentage, 77% uptick, over the next 2 years.  And, again, the same model with regard to front end distribution applies here.  So a very good, we think, transaction for the

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shareholders of KMP and KMR.  For EPB, the premium, initial premium is a little over 15%, resulting in about $39 of consideration in the transaction itself and, as you can see, enormous uplift in valuation over the next 6 years there to factor in an 89% uplift in value by the end of the period in 2020.  Now, if you look at slide 14, you can see the significant historical returns that all 3 of these entities have had.  If you had invested with us when Bill Morgan and I started KMP back in early 1997, you would have had over those 17 plus years a 24% compound annual total return.  If you look at KMR since its inception in 2000, you have a 15% annualized return and EPB also a 15% return since the time that we took over as part of the El Paso acquisition.  Let me emphasize that the Kinder Morgan strategy will remain the same.  We will focus on stable fee-based assets that we believe are truly core to North American energy infrastructure and, therefore, to the economy of this country.  We will continue to control the cost.  We believe it’s the investors’ money, not management’s.  We will leverage our asset footprint and believe we will be able to do an even better job of leveraging that in the future.  We will maintain a strong balance sheet.  I mentioned the 5 — 5.5 times debt to EBITDA level for the pro forma entity.  And KMP has been investment grade since its inception.  We will pledge to remain transparent to investors, as we have been.  And now we will be keeping it very simple with one publicly traded company instead of 4.  I would just conclude with 2 thoughts.  First, the summary transaction timeline.  We expect the KMI and KMR shareholder meetings and unit holder meetings to be held in the fourth quarter.  We expect closing in the

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fourth quarter.  We’re obviously subject to customary regulatory approvals, but we don’t expect any delays, particularly since we have been managing and indirectly controlling these assets for many years.  And finally, let me say that obviously, speaking personally, I would not be doing this transaction unless I believe it was a very favorable transaction for the shareholders of KMI and the unit holders of KMP, KMR and EPB.  I own 23% of the company, I am seeing my share go down to 11% and I can assure you I would not do this if I did not believe it would deliver tremendous value to the shareholders in this company, of which I am the largest.  Thank you and we hope to talk to you personally over the road show.

[End of recording]

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KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

KINDER MORGAN, INC.

Moderator: Rich Kinder

August 11, 2014

7:30 am CT

Coordinator:

Welcome to the Kinder Morgan conference call. At this time all participants are in a listen-only mode until the Question and Answer session of the call. If you would like to ask a question during that time, please press star then 1.

Today’s conference is being recorded, if you have any objections you may disconnect at this time. Now I’d like to turn the meeting over to Rich Kinder, you may begin.

Rich Kinder:	Thank you (Angela) and welcome to Kinder Morgan conference call. We’ll be making statements within the meaning of the securities act of 1933 and the securities exchange act 1934.

I’m going to give an overview of the transaction that we announced yesterday afternoon and then we’ll throw the floor open for questions. We think we’ll have plenty of time for questions and we will end this by 9:30 when the market opens.

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

Let me start with the transaction itself, that is most of you know by now. This is a transaction in which Kinder Morgan, Inc.; KMI will aquire all of the common units of KMP and EPB and all outstanding shares of KMR.

The premium, the consideration for it, for KMP is 2.1931 shares of KMI for each share of KMP plus $10.77 in cash for total consideration of right at $90 based on Friday’s close.

KMR is an all stock transaction and its 2.4849 exchange ratio again amounting to about $90 and a premium of 16 and ½ percent off a Friday’s close. EPB is 0.9451 Kinder Morgan share for each EPB share plus $4.65 or consideration of just about $39 based on Friday’s close. A premium of 15.4%.

This amounts to a total purchase price of about $71 billion, $40 billion in KMI equity, $4 billion in cash and we have a full commitment for that amount and $27 billion of assumed debt.

Now if I were to give a quick overview of this transaction, I would say that from the unit holder standpoint, we believe we are delivering immediate and significant value uplift. In addition because the great bulk of the consideration is KMI equity, the holders of KMP, EPB and KMR have the ability to participate in a faster growing dividend stock, the new KMI on a going forward basis which will lead to even more accretion in value.

Now there is a dilution in dividend in the early years but that’s overwhelmed by the value uplift from the KMI shares and in fact in the medium and long term that dividend dilution turns to accretion.

Now I think that this serve as sort of an overview of the perspective of the KMI shareholders and we will all be KMI shareholders now when this closes.

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

I’d ask you to remember three numbers, 2, 10 and 2 and by 2 I mean the $2 dividend that we’re going to give out to KMI shareholders in 2015. Ten for the 10% growth per year off of that $2 dividend which by the way is a 16% increase over the $1.72 that we’re paying in 2014.

Ten percent growth off of that $2 dividend from 2015 through 2020 and the third number 2 is excess coverage. We will have well in excess of $2 billion of excess coverage even after raising the dividends of $2 and escalating it at 10% a year through 2020.

Now how are we able to achieve that? There are really four driving factors here. The first as you can imagine is a significantly lower cost of capital. We are eliminating the IDRs from the equity equation and so that together with the KMI lower yield compared to KMP and EPB results in a tremendously large reduction in the equity component of our cost of capital.

In addition, obviously we will now have after tax treatment of our debt which will lead to lower debt cost. You put those two together, significantly lower costs of capital which has all kinds of advantages for the company.

Second reason that we’re able to achieve this faster growth is lower equity issuance under the new scenario, again creating a much lower yield. Third is modest cost synergies by putting four companies into one company. And then fourth is additional tax depreciation of KMI from the purchase price and the future CapEx expenditures at KMI.

From the purchase price alone, including the step up that we get, we will realize over $20 billion in cash, tax savings over the next 14 years. You put all of those together and that’s why we are able to take the growth rate up to 10%

KINDER MORGAN INC

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

to increase the dividend by 16% in 2015 and still have well over $2 billion excess coverage during the ensuing 6 years.

So we think that’s a very great positive obviously. In addition, we have vastly simplified the structure. We will have one equity holder base, one dividend policy, one debt rating, no structural subordination and obviously no incentive distribution right.

In addition, we think we will be providing a real opportunity to invest in North America’s largest energy infrastructure company with over 80,000 miles of pipeline, 180 terminals. We believe that at close, we will have an enterprise value of this company of about $140 billion, $100 billion in equity and $40 billion in debt which will make us the third largest energy company of any kind in North America.

I think that it’s also very interesting that if you screen the S&P500 companies, we will have 1 of only 10 companies in the S&P500 with over $75 billion in market cap, dividend greater than 3% and a dividend growth rate greater than 5% and among those 10 companies we have by far the highest growth rate with 10% projected for that extended period of time.

So overall we think this is a very positive transaction for all our constituents. We expect to close the transaction in 4th quarter with no regulatory delays expected and I guess I would conclude by saying that as the largest shareholder of KMI, I certainly would not be doing this transaction if I didn’t believe that it promised enormous benefits for all of the KMI shareholders on a going forward basis. With that, we’ll take any questions that you may have.

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

Coordinator:	Thank you. We will now begin the Question and Answer session. If you would like to ask a question, please press star then 1. Our first question comes from (Ted Durbin) with Goldman Sachs.

Rich Kinder:	Hey (Ted) how are you?

(Ted Durbin):

Hey (Rich) I’m doing well thanks. I guess I’ll kick it off here with - just thinking about the difference between the C corp and MLP and really looking how the tax benefits that you get for a while but you can argue that the MLP does have a lower long term cost of capital because of the tax benefits.

Can you just talk through the philosophy there?

Rich Kinder:

Yes again the philosophy is that we had such a huge cost of capital. When you added the yield at KMP and then added the KMI instead of distribution rights, said it was difficult to access additional assets, difficult to access additional acquisitions. So I think one of the biggest benefits from this is we are going to be able, with this low cost of capital to do a lot more capital expenditures in the future and also to be I think an active inquirer in a situation which I think is a very fertile ground for consolidation, this midstream infrastructure play over the next few years.

Now specifically if what you’re talking about - you have to remember (Ted) that right now, KMI is paying tax on about half of all the income generated by the MLP so it’s not like we’re going from a zero tax structure to a 100% tax structure.

We’re going from 50% to 100% and then if you add back the lower cost of capital, if you add back the tax shelter that we’re getting from the step up basis, it really makes a great deal of sense to do it this way.

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

It’s not that we are opposed to the MLP model. It’s that in our particular case with the C corp general partner and the very high cost of capital, the very high yield that we had at KMP and EPB it just made more sense to roll it into one entity and do the transaction that we announced yesterday.

(Ted Durbin):

Okay and then just moving on to you mentioned something like a lot more potentially projects could cause your return threshold that maybe if not cross threshold before. Can you put some maybe numbers around that over the size of maybe the back log that you think you could extend it to or the amount of CapEx you could spend per year with the new lower cost of capital?

Rich Kinder:

Well I think it will be a definite addition. You know we have a 17 billion backlog right now and I think this will enable us to do projects particularly in the pipeline area that we might not have been able to do with the higher cost of capital.

I think it’s hard to quantify that right now but we certainly are amazed. My team feels that we’re going to have additional opportunities in that area and then we’re also going to have, I think additional opportunities in the area of acquisitions on a going forward basis. But I don’t think (Ted) it would be fair or appropriate to try to quantify that on this call.

But I think we have a pretty good track record of being able to do projects even with a higher cost of capital and just watch we could do now.

(Ted Durbin):

Yes and then last thing for me and I’ll get back in the queue is just the level of coverage - this $2 billion of coverage, how did you come to that number? Why is that the right number? How do we think about how you will finance with sort of that debt equity over time?

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

Rich Kinder:	I’ll turn that over to our Chief financial officer. Kim?

Kimberly Dang:

Sure. (Ted) we targeted a dividend growth rate of about 10% and that resulted in coverage of well over $2 billion and the way we - as Rich said we expect this entity to be investment grade going forward and the - we will finance the company with a target debt to EBITDA ratio 5 to 5½ times and so we will issue equity consistent with maintaining that debt to EBITDA ratio.

(Ted Durbin):	Okay I’ll leave it at that. Thanks guys.

Rich Kinder:	Thank you (Ted).

Coordinator:	the next question comes from (Dave Marine) with BLA Merrill Lynch.

Rich Kinder:	Hi (Dave) how are you?

(Dave Marine):	Good Rich. Congratulations on the transaction.

Rich Kinder:	thank you.

(Dave Marine):

A couple of questions for you in terms of the great consolidation opportunity that you, I guess see ahead of you here with the lower cost of capital. I’m just wondering if there’s any sort of (unintelligible) carriers that you may be more inclined to gravitate towards. Obviously I don’t mean to bid up your potential target prices by having you answer that question.

And number 2 would be, now that you’re going to be in the C corp structure, am I correct in thinking that you’d be more amenable to looking at non-qualifying sort of assets for this structure?

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

Rich Kinder:

Well let me answer both of those things. We have such a broad platform right now across all of our businesses that I think virtually anything in the midstream energy area would fit us obviously subject to antitrust concerns on the natural gas pipeline side.

So we would be looking at any entity that is complementary to our assets and our business. As far as the non-qualifying, yes that’s one of the options that we would have. Again we want to stick to our knitting though, we are not going to go out and start buying truck lines or railroads but we will have more optionality.

I probably should have mentioned early on that one of the benefits of this whole transaction in our view is the optionality it gives us. We just have all kinds of options in the C corp structure that we were unable to pursue in the convoluted, complicated structure that we have which serves very well and our shareholders and unit holders very well for a long period of time.

But we think for the future, this new structure will make a lot more sense and on top of everything else, we have not baked in acquisitions or anything else into the model that gives you the $2 and the 10% increase in dividends and the well over 2 billion of excess coverage. But we think there will be opportunities to do that acquisitions and sizeable acquisitions.

(Dave Marine):

Great thanks Rich. And then in terms of playing devil’s advocate with the simplification here in the lower end cost of capital. One could argue that maybe the lowest cost of capital in the MLP space now a days, are high growth drop down MLPs. In the future, would you ever consider doing something along those lines and on the one hand, re-complicating the structure

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

but on the other hand, I guess kind of starting all over again with the drop down MLP?

Rich Kinder:	Well that’s not our game plan. And we have not modeled that. Again we would have the option to do that certainly in the future if we wanted to. That’s not our present plan.

(Dave Marine):

Great. And then last one for me is really around, my understanding was obviously in the previous regime, maintenance CapEx was governed by your partnership agreement. Are you going to be at all looking at maintenance CapEx differently and how is that I guess going to be defined if I’m correct in understanding that there’s no main head partnership agreement going forward that’s actually that going to technical define that.

Rich Kinder:

Yes there won’t be a partnership agreement. Right now we built the model just treating maintenance CapEx as we have in the past. We really haven’t - it kind of becomes a lot of less meaningful when you have well north of $2 billion of excess coverage. Hundreds of millions of dollars every year, so we really haven’t - I think it becomes a lot less important and right now we would just figure maintenance CapEx as we have, but we will share that definition with everybody just as we have in the past.

(Dave Marine):	Great thanks Rich and (unintelligible).

Rich Kinder:	Thank you.

Coordinator:	the next question comes from (Brad Olsen) with TPH.

Rich Kinder:	Hi (Brad) how are you?

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

(Brad Olsen):	I’m doing great Rich. Congrats on the deal.

Rich Kinder:	Thank you.

(Brad Olsen):

Just a couple of questions I think most of my big pictures have been covered but as I think about kind of potential places where you can drive upside from the forecast you provided this morning. There’s still a lot of high coupon debt legacy from the El Paso acquisition sitting at KMI and while maybe historically it hasn’t made sense to take that debt out, because KMI was not an investment grade vehicle, now that KMI will be an investment grade vehicle, do you see more opportunities to maybe reduce the cost of debt across the kinder structure and is that upside then factored into your forecast?

Rich Kinder:	That upside has not been factored into the forecast and I’ll turn to Kim to tell you why.

Kimberly Dang:

Right it hasn’t been and you know most of that debt has may call provisions on it that would make it uneconomic to take it out for the most part. But obviously when that debt matures, we can - we would expect to refinance it at a lower rate than where it is today.

We have assumed that debt is refinanced anywhere between 4.75 and 5.75% in the model.

(Brad Olsen):

Okay great. And if you could just maybe provide us with a pro forma debt to EBITDA for the $4 billion of debt that’s being raised in conjunction with this deal and potentially kind of - if there was a timeframe that the credit agencies provided you with, that they’d like to see you kind of get back from more of a run rate debt to EBITDA profile and whether you’d be more inclined to I

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

guess issue equity or maybe instead make credit accreditive of MNA deals that’s the way of getting back down to that target leverage ratio?

Rich Kinder:	Yes go ahead.

Kimberly Dang:

The target leverage ratio that we’ve talked to the agencies about is, you know between 5 and 5 ½ times and so we expect to be at about 5.6 times at the end of 2015 and that’s probably about the level we’ll be when we close the transaction. After some of our larger expansion opportunities come online in 2017 and 2018, I think will come down into the lower end of the 5 to 5 ½ times range.

(Brad Olsen):	Got it. Okay, well that’s all for me, congrats again on a great deal.

Rich Kinder:	Thank you (Brad).

Coordinator:	The next question comes from (Michael Bloom) with Wells Fargo.

(Michael Bloom):	Good morning.

Rich Kinder:	How are you doing?

(Michael Bloom):

I’m good, good morning. A couple of questions, I guess you know, Rich philosophical question for me and I apologize for it I guess but you know, one could argue you invented the MLP growth model and now you have a slide on here which argues that the cost of capital for C Corp is better than the MLPs. I just wanted to get your thoughts on how you - what does this say about how you view the MLP model going forward? I guess that’s the most first question.

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

Rich Kinder:

That’s a good question and let me just say that this is in no way a swipe at MLPs in general. We had a unique confluence of factor share I think. We had the enormous size of the MLP. We had - we were so deep into the splits. We are so deep in the splits between KMI and KMP and between KMI and EPB to a lesser extent. That was a different factor; also unique to us is we have the general partner already as a C corp.

Now if you have different structure that would mean you would have a different outlook on things. But you know if you just want to put some color on this from a numeric standpoint, just looking at the cost of equity, KMP up to what they close on Friday was trading at about 6.8% yield you had and that’s for 55% roughly of the cashflow. You add the 45% that’s going to KMI and you get an implied cost of equity north of 12%.

Now if you look at it, now, we’re assuming that we’re not going to tell where we are on the trade, but even if it stays where it is and KMI stays to where it is today, let’s say 4 ½ percent we think it will be lower than that in the long run but 4 ½ percent that’s your total cost of equity.

And that’s an enormous difference. Now I know you could argue about growth rate, should that be a factored in? We run those models in, if we factored those in. it’s a significant saving.

So what that does is not only gives you an opportunity to do more accretive acquisitions and make more good capital investments. But every time you spend a billion dollars, it drops - it helps the growth rate at KMI to a much greater extent than it would at KMP. We ran the numbers for example; they’re in the road show presentation. That if you invested a billion dollars at KMP at a 12% return, $120 million a year in cash versus making the same investment at KMI just cutting to the bottom line, taking into account cost of equity, cost

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

of debt, everything else, putting out new units of both areas, you would have gotten a 0.7% growth in your distribution or dividend at KMP, you get a 1 ½ percent growth so double - more than double the growth percentage if you did it at KMI.

And the difference overwhelmingly is the difference is the difference in the cost of equity.

(Michael Bloom):

Now that’s helpful. Can you I guess turn to M&A or potential M&A so without a GP and LP entity that you are going forward, does that in anyway inhibit your ability to transact with a publicly traded LP and GP. And I guess the second part of that if it doesn’t, does that - what will be your game plan? I mean could you possibly see a scenario via GP and you end up with another LP that’s associated with your company?

Rich Kinder:

Well as we said earlier in the call, (Michael) we have a lot of optionality with this very simplified C corp structure. And I think we could do all of the above. Again it would make very great sense for us to be able to use our currency to make acquisitions but we’ll only make them if they’re accretive, we run some preliminary models that would surprise you how accretive acquisitions can be when you reduce your capital to this level.

And what we’re giving up is not very much. You know I argued hard that KMP should be trading at a significant lower yield but it wasn’t. And at that level, our ability to use the KMP currency, to make acquisitions of other LMPs was severely limited.

We had a 6.8% coupon and if we’re trying to go out and play somebody a premium particularly, it was currency that we had but we were really not able to use effectively except in certain circumstances.

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

So this whole structure, we think just makes a lot more sense, just gives us a lot more optionality for our acquisitions in the future. ((Crosstalk)) but if no acquisitions are built into these numbers that we’re sharing - that would all be upside.

(Michael Bloom):

Okay understood. And then my last question is on KMP and really I guess on all the MLP entities that are being acquired. So I just want to - I guess a point of clarification, this would be considered a sale and it will trigger a taxable event.

So theoretically, if I have a zero cost basis in KMP and this will - I’ll be liable for the recapture of that tax.

Rich Kinder:

Yes that’s true on KMP and EPB it will be taxable transaction. For KMR of course it’s a tax-free exchange of C corp stock for C corp stock. So KMR is not taxable the other two are. And again we’ve taken all of that into account in the equation and you know it’s still - we’ve got all of these in the road show materials I didn’t want to go through but it is a tremendously valuable transaction for KMP and EPB unit holders just in terms of the growth they’re getting and even the relative small delusion in the first two or three years is offset in the medium and long term because the dividend in KMI is growing so much faster than the projected growth at KMP or EPB either one.

(Michael Bloom):	Got it. Thank you very much for the time.

Rich Kinder:	Thank you.

Coordinator:	The next question comes from (Ralph Tame) with Wells Fargo.

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

Rich Kinder:	(Ralph) how are you?

(Ralph Tame):

Rich, how are you doing? Obviously there’s a lot of free cashflow here that should help deleverage the balance and keep you within your range. But I just want to kind of touch base with you guys on how your conversations with rating agencies and how they got comfortable with the leverage metrics going forward that are higher than the C corps or MLPs?

Rich Kinder:

Yes (Ross) good question and coming from your side of the street that’s a right question to ask. First of all, we would not have done this deal if we were not - if we have not met with all three of the rating agencies and come away with the insurance that would be investment grade.

So that was absolutely a sticking point that would have derailed the transaction and we did that. And I think, I know I speak for them. I think they like the simplified structure. I think they like the no subordination and we have also given them the promise that we will cross-guarantee the debt of all these entities so that they have access to all of the cashflow. And I think we’re projecting EBITDA next year of what Kim $8 billion.

So they’ve got access to over $8 billion. They’ve got access to all of that now. Kim do you want to add anything to that or...

Kimberly Dang:

No I think you know they got - they like the simplification. They like the elimination of the structural subordination. And I guess where they came and them very much I think like the types of the assets and the stability of those assets and then you know that lend itself to a high credit rating and then we are more leveraged than most highly rated entities.

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

And so I think a combination of those factors led them to a low investment grade rating.

(Ralph Tame):	Great thanks that’s it for me guys.

Rich Kinder:	Thank you (Ross).

Coordinator:	The next question comes from (John Edwards) with Credit Suisse.

Rich Kinder:	Hey (John) how are you this morning?

(John Edwards):

Good morning Rich. How are you? Congrats on the transactions. I just - really my question is how you are accepting the deal with the warrants with this transaction. Honestly we expect shares to trade off quite a bit to the point likely in the (unintelligible) so maybe you can speak to that?

Rich Kinder:

Yes absolutely. The warrants will remain outstanding. I know we bought that - we have bought down a significant portion of them and we have about 298 million roughly outstanding today. Those warrants will stay outstanding.

And in the model that we’re talking about, we’ve assumed that they convert at the end of the warrant period at the price that the model throws out for KMI based on a particular yield at that time. And so that’s all baked in and there’s no change to the launch.

(John Edwards):	Okay that’s helpful. And the other question, I’m sorry about that. All the questions have been asked thank you very much.

Rich Kinder:	Okay (John) thank you.

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

Coordinator:	The next question comes from (Tony Reiner) with Imperial.

Rich Kinder:	Hi (Tony) how are you?

(Tony Reiner):	I’m good thanks, congrats and a lot going on. A couple of quick questions, one can you discuss the cross conditionality of the three deals please.

Rich Kinder:

Yes it’s just that one of the big advantages here was obviously the simplification and had we not cross conditioned these, I’m not sure we would have achieved the same level of simplification if we just did EPB and not KMP or vice versa.

So that’s why we set it up that way. Obviously the independent directors of these entities all made decisions without the vote of (Steve) or me we’re on all the boards. They made their own decisions and with advice decided that these were fair offers and we don’t expect any problem with the conditionality.

But we didn’t want to go into it and mislead any of them by saying, well if cut a deal, if you will cut the others a drift, or we won’t require a deal with the others. So that’s the background of it. Does that answer your question?

(Tony Reiner):	Yes it does. And then I just want to get around quick. So I apologize, can you talk about how the pro-rate works for KMP and EPB in particular? You mentioned that some...

Rich Kinder:

Yes, basically, you will be able to elect cash or stock and but only up to the pro rated area. So it’s roughly 12% cash and 88% stock. And we would expect that, that pro ration is what will happen in the end but you will be able to make that election up to that pro ration.

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Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

(Tony Reiner):	Is there a good timeline when you can’t make that election up until - is it shareholder votes or is it to all approvals of each one or...

Rich Kinder:

I don’t think we determined that date yet, that will all be in the regulatory fillings which we expect to file very shortly but it will be in the normal period leading up to the closing. But we don’t have the exact date yet.

(Tony Reiner):

We really, really appreciate it and I know you got a ton of people in the queue so let me just turn around and get back on the queue. Can you - did all three come together? Once - was there one hold up between the three of them? Did you know - was there a one - everybody in one room together? Can you just tell how - individually and completionality of the three of them together?

Rich Kinder:

We met with each one separately and the independent directors of each entity and made it very clear to them that this was conditioned not only on their agreement but on the agreement that of the other MLP and that’s why we did it. And we did not negotiate together; we negotiated separately and came to these terms.

Now we were, I think very clear if you notice the KMR premium based on the close Friday is higher than the KMP and that’s because for years we’ve been saying that these entities were (unintelligible) and if ever we wrap up these partnership or liquidate them anyway, KMR would be at the same level as KMP. So that’s why you have a higher premium because KMR was trading a few dollars below KMP on Friday.

But then obviously I should have said this earlier I guess, but you know obviously as the KMI stock performs well, these entire premium numbers of 12, 15 and 16% were based on $36.12 close yesterday. If it trades up to 43 or 44 dollars or better then obviously those numbers will change significantly.

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

For example, if KMI trades at $43 the KMP offers worth $105.7, KMRs worth $106.85 and EPBs worth $45.29 so obviously there’s quite an advantage to if KMI performs well as we think it will.

(Tom Reiner):	Thanks Rich. You’re not implying there’s a collar or anything. You’re just talking about the fact that there’s different ratios for the three of them?

Rich Kinder:

Ratios, there is not a collar. The numbers I gave you are just strictly, if you play it out, at the higher price. Just like the numbers that gets you to the premiums we discussed earlier, the 12%, the 16% and the 15% premiums were based on the close of 36-12 on Friday. If you just change nothing else in the model but take KMI to 43, you get those numbers I just told you but there is no color.

(Tom Reiner):	All right. Well I don’t think you need to worry about the downside of that. So congratulations again. I’ll go back on the queue. We very much appreciate it and congrats again.

Rich Kinder:	Thank you.

Coordinator:	The next question comes from (Harry Mather) with Barclays Capital.

Rich Kinder:	Good morning (Harry). Are you on?

Coordinator:	Press star 6 to unmute your line.

Rich Kinder:	(Angela) it sounds like he’s not on the line. Go ahead to the next one.

Coordinator:	The next question comes from (Becca Followill) with US capital advisers.

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

Rich Kinder:	Hi (Becca) how are you this morning?

(Becca Followill):	I’m good thank you. First question is what unit holder or shareholder approvals are acquired?

Rich Kinder:	Majority of both of each separate entity.

(Becca Followill):

Thank you. And then going back to (Michael’s) question, going forward as you become more active in the M&A market, if you acquire MLPs is the goal to also just pull those in to the KMI structure and eliminate the MLP?

Rich Kinder:

You know it’s too early to tell until you actually get to the specific acquisition but yes that would basically be - our idea would be to keep this as a C corp and pull those assets and businesses in to KMI.

(Becca Followill):	And as you do that, would that then create a step of basis for you and then the tax leakage (unintelligible) to MLP unit holders would be liable for the taxes?

Rich Kinder:	Well at anytime that you convert from an MLP to a C corp as you know the seller is liable for the taxes.

(Becca Followill):	All right thank you guys.

Rich Kinder:	Thank you.

Coordinator:	The next question comes from (Shener Grashuni) with UBS.

(Shener Grashuni):	Hi good morning everyone.

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

Rich Kinder:	Good morning (Shener).

(Shener Grashuni):

Just a couple of quick follow up questions because a lot of mine have been answered. Just starting with the warrant, can we assume that since KMI is a surviving entity that everything sort of stays the same and there’s no anti-delusion provision that triggers and that we’re just looking at units - the same amount of stock against a much larger stock base once you complete the transaction with KMP?

Rich Kinder:	That’s right. That’s the right way to think about it.

(Shener Grashuni):	So far less delusion. Okay and then - sorry?

Rich Kinder:	Yes on as a percentage basis, that’s right.

(Shener Grashuni):

Right okay and then a follow up to (Michael’s) question you know you’re considered one of the pioneers in the MLP space, you know is this decision were a function to fact that KMP was effectively you know close to being a mature MLP and then suddenly you have a massive backlog of opportunities and you’re effectively rebooting it into kind of a growth entity and that you needed to go into a different direction and that this is not a verdict on the MLPs longer term?

Rich Kinder:

I think that’s right and I said that earlier, in no way is this a verdict - negative verdict on MLPs. It’s just that given the specific circumstances that we discussed around the Kinder Morgan companies, this new format just makes a lot more sense. And that’s not to say that MLPs should not continue to play a valuable role in the midstream infrastructure, it’s just for us the bid is better to do it the way we’re doing it in this transaction.

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

(Shener Grashuni):

Great it makes sense. And then philosophically, it sounds like you still focus on dividend growth this time as a way to return cashflow to shareholders and so forth and that’s certainly the way you’ve laid out the presentation and so forth.

But now that you’re one entity or going to be one entity and at the C corp level, is there a chance that the way you return cash to shareholders evolves in potentially considered share buybacks as kind of the part of the process as well to over time?

Rich Kinder:

Well again it gives us the optionality to do that. Right now our intent would be to be a dividend paying stock and I - and this is - if you look at the road show materials which should be posted, it’s pretty amazing that there are only 10 companies in the SMP 500 with dividends greater than 3% and growth rates greater than 5% and I would comment that all the other 9 those growth rates are not for a long period of time, and they range from 6.1% to the highest is 8.8% and we’re 10% over a longer extended period of time.

So these are household names for the most part, and I think we compare it very favorably with them in terms of yield and certainly outshine them in terms of growth.

So I think this is a great dividend growth story that we’ve got here and I think we can augment substantially going forward.

(Shener Grashuni):

Great and one final question how did your financing process changed? I believe you said to an earlier caller that you plan to finance balance sheet on a go forward basis, kind of 5 ½ times coverage of EBITDA. Does the philosophy of a 50-50 debt equity ratio potentially change and that you’re just driven by the debt coverage ratio and that we could see periods of time where

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

you’re financing more equity and period of times where you’re financing more with debt and ultimately tend towards a scenario where you finance more with debt than equity than you have in the past?

Rich Kinder:

Yes I think that’s right. We will be guided by what we had promised rating agencies which is that our long term ratio will be between 5 and 5 1/2 percent and that’s what we will use to measure ourselves in terms of how much equity we put out and how much debt we put out.

The other thing of course that is very important is putting out less equities instead of putting out equity, at a much higher yields that KMP and EPB were doing. Now the equity that were coming out at KMI at a much lower yield. So you put out fewer units or shares in this case.

(Shener Grashuni):	Great thank you very much guys. That’s all for me.

Coordinator:	The next question comes from (Harry Mather) with Barclays capital.

Rich Kinder:	Hi (Harry) how are you? Are you on this time? You might want to check your mute button or bad connection or something.

Coordinator:	Well go to the next question (Darren Hurwitz) with Raymond Jeans.

(Darren Hurwitz):

Good morning Rich. I just have one question. I’m curious, does this transaction change your thought process on asset divestitures or how you might think about that 70% of the CO2 business that’s related to all production. I mean I know across the assets there are going to be varying degrees of variance between book and cash taxes and you’ve got a balance that tax depreciation benefit from the asset step up versus you know maybe the aggregate future DCF of certain assets and the evaluation that you think

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

those assets should now achieve in the C corp structure so any thoughts there would be appreciated thank you.

Rich Kinder:

Yes I think that again our model assumes that we keep all the assets together and we’re happy with the mix of assets that we got. Obviously coming back to what I said earlier on, a number of other subjects, C Corp gives you optionality to do things that you couldn’t do when you had assets down at KMP but KMI had basically the right to 50% of the cashflow that makes any asset divestiture very, very difficult and it’s not as difficult now when you have all the ownership in one bucket.

But I want to emphasize, we don’t have any plans to divest anything at this time.

(Darren Hurwitz):	Thanks Rich.

Coordinator:	The next question comes from (Mark Rickman) with Simmons.

Rich Kinder:	(Mark) how are you?

(Mark Rickman):

Good thanks Rich. Just a few questions. First if you could just talk a little bit about the regulatory approvals that will be required and then second, in terms of once this deal closes and you’ve talked about some of the optionality under the C corp structure, what can we expect in terms of you know streamlining or reorganizing you know your business segments, and would there be any cost savings beyond you know the public company cost?

Rich Kinder:

Yes let me answer the second questions first. It will enable us to streamline. We’ll no longer obviously have to - unless it’s just completed, we’ll no longer have to make nearly as many filings as we do now because we’ll just have one

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

entity instead of four and that would be some streamlining and we’ll obviously avoid all the redundant cost of having all of these companies out there accounting cost and all of that.

But we don’t expect this to change how we run our business. We’ve always run our businesses as one. So the natural gas group for example for example under (Tom Martin) has all of the natural gas pipeline to operate whether they’re located at the EPB or KMP or KMI in the case of Florida gas.

So we will not be changing how we manage. (Steve) do you want to cover regulatory approval?

(Steve):

Yes the regulatory approvals are very straightforward here because we are managing all these assets under a common structure today. And so there’s really from a (unintelligible) standpoint there’s not much to review to make filing but we - that to be very straightforward and there’s really not much beyond that. It really comes down to the unit holder votes.

(Mark Rickman):

Okay and then lastly as the C corp you know focusing on dividend growth, you may have already covered this, what would you target in terms of you know retained earnings and your pay-out ratio on dividends?

Rich Kinder:

well again I think the right way to look at it is what we said, looking forward in the next 6 years through 2020. We expect to start with $2 next year and increase it 10% a year through 2020 and because of all these factors that I talked about earlier, all these advantages that we get, over that period of time, we are well north of $2 billion in excess coverage and we will use that if you want to call that retained earnings, we will sue that obviously to make our investments on a going forward basis, pay down debt on whatever normal

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

corporate uses. And so I think that’s the right way to look at it and I think will be a really well, well north of $2 billion.

(Mark Rickman):	Great thank you very much.

Coordinator:	The next question comes from (Brian Laski) with Morgan Stanley.

Rich Kinder:	Hi (Brian) how are you?

(Brian Laski):

Good thanks congratulations. Quick follow up question, I was just wondering if you guys could speak how we should think about your cash tax rate going forward given the benefits that you talked about in the consolidation.

Rich Kinder:	Kim?

Kimberly Dang:

Sure. I think it’s pretty simple to calculate. If you just take our EBITDA and then we’ll get the interest deductions and you know what our interest expense runs at KMI, KMP and EPB today. You can add on the $4 billion of acquisition debt.

And then with respect to the purchase and the step up that we get there, that’s why we gave you the approximately $20 billion of cash tax savings over 14 years.

So what that means is, there’s about $55 billion in depreciation deductions over those 14 years. And so just to make it simple, if you divide by 55 by 14 that’s about 3.9 billion dollars a year in deduction. And then what you’ll just need to do is put our CapEx program on top of that so that any deductions associated with the CapEx expenditures that we’ll be doing over the next five years will get depreciation deductions per that on top of the $3.9 billion and

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

multiply that after you get your taxable income, our RFX tax rate is about 36 ½ percent.

(Brian Laski):

Got it thank you. And just a follow up on the previous question. Where you guys can get in terms how you guys are thinking about the trajectory of a lot of your coverage over (unintelligible) $2 billion that you talked about?

Kimberly Dang:

We haven’t given any specific guidance on exactly how that’s going to fall out because obviously when we get in and do the purchase price allocation et cetera, that may move around on us a little bit and so that’s why just - we’re very comfortable that it will be well north of $5 billion - I mean sorry $2 billion over 5 years.

But it’s difficult at this point to quantify any given year although we anticipate that we would have nice coverage in every year.

(Brian Laski):	Yes that makes sense and then finally you kind of alluded to the most minor synergies; can you just quantify that for us?

Kimberly Dang:	Twenty million per year.

(Brian Laski):	Thank you. That’s it, thank you very much.

Coordinator:	The next question comes from (Eric Sac) with Citi group.

Rich Kinder:	Good morning.

(Fizel):	Good morning it’s actually (Fizel) from Citi group.

Rich Kinder:	Okay (Fizel).

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

(Fizel):

Just a couple of quick questions. Just on the units that that are owned at KMI the EPB and KMP and KMI units, I guess those get exchanged for KMI stock I guess and does that get into treasury stock or how does that work?

Rich Kinder:

They just wash out yes. There’s no consideration paid for them and they’re not in the factor, we already own them. And so they will just become washed out. I don’t know if they technically - they go out and I think they convert into treasury stock.

(Fizel):

Okay got it. So they’ll turn over to treasury stock and then be retired after that. Okay I understand. And then just on the potential sort of optionality around creating this structure or simplifying the structure, is there going to be a bigger push into Mexico and Canada with sort of the simplified structure you have now?

Rich Kinder:

Well I think it would fit into the bigger picture that we said earlier that this gives us more optionality to pursue those kind of opportunities but again we would just have to look at the individual process and you know there are certainly a number of opportunities where we haven’t been able to pay and play the best because we just couldn’t make our hurdle rate for making a successful investment and when you lower the hurdle rate significantly, that gives you the opportunity to make more investments but we’ll look at each one carefully and we’re certainly not going to go out and make a bunch of silly investments.

We’re going to maintain our same discipline; it’s just that our hurdle rate, our cost of capital will be significantly reduced.

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

(Steve):	Yes and none of that again as Rich said is built into the numbers that we’re laying out for people.

(Fizel):

Okay and just to make sure on the share capital, the new number of KMI shares that are going to be issued. It’s just on the equity that was outstanding at KMP, KMR and EPB so you know I’m excluding the unit owned at KMI right?

Kimberly Dang:	Right it’s just on the public unit.

Rich Kinder:	Just on the public unit.

(Fizel):	Okay got it great thanks guys, I appreciate it.

Coordinator:	The next question comes from (Fidula Marty) with CDP capital.

Rich Kinder:	Good morning.

(Fidula Marty):	Good morning, my question was asked and answered thank you very much,

Rich Kinder:	Thank you.

Coordinator:	The next question comes from (Chris Sekonsky) with Jeffries.

Rich Kinder:	Hi (Chris) how are you?

(Chris Sekonsky):	Hey good morning Rich, I’m well thanks a lot. Thanks for keeping August into play. The last question have been answered this morning, I appreciate all the color.

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

I just want to follow up on something (David) asked you initially about you know recognizing of course it’s not your intent to go back into the MLP space in terms of creating a drop down driven high growth MLP.

But I’m just wondering, are there any limitations on doing that timing wise or other?

Rich Kinder:	No there are no limitations that I’m aware of. It’s just we don’t have any present intention of doing it but you could do it if you wanted to.

(Chris Sekonsky):

Okay great. And then another - just following up on a question that (Becca) had asked about basic step up where you to acquire another MLP, I guess does that change at all your internal thoughts around what might be acquired?

You know it seems like you could acquire assets at other C corps or MLPs but if you get the basic step up on the MLP investment, does that - is that sort of skew you more towards those types of acquisitions?

Rich Kinder:

Well I think either way. I mean that the times the C corp appears presumably you would pay less of a premium. It’s a tax-free transaction but you would have in terms of the MLP if you bought the MLP, you would get step up basis which you would get - you’re going to be replicating on a smaller scale of what we’re doing here.

So I think it gives us great optionality as you look across the universe. And I really do believe as I said this on prior calls over the next few years, the need for capital in this midstream areas are going to be so great that I think there’s going to be lots of opportunities for expansion but also for consolidation within the field.

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

We have 120 MLPs out there with I think enterprise value of well over $800 billion and so I think it’s a fertile field to a little grades again.

(Chris Sekonsky):	Great thanks for taking my question. And thanks for all the time this morning.

Coordinator:	The next question comes from (Elbar Cattle) with RBC capital market.

Rich Kinder:	Hi (Elbar) how are you?

(Elbar Cattle):

Hi good. Good morning. I just had one quick clarification and follow up for you. So the dividend growth projections that you’ve outlined are based on what you have in the backlog for Kinder Morgan or whatever it was that you were forecasting for KMP. It doesn’t include any incremental.

Presumably with a lower cost of capital, you should be able to either grow that backlog by doing some projects that you know previously didn’t meet your hurdle rates but now would or some acquisitions.

So my question is, you know is the goal then would you accelerate that dividend growth or would you try to build more coverage?

Rich Kinder:

Well we would just look at it on a going forward basis. But our - we would attempt to grow the dividend as much as we possibly can. That’s our game plan. We think that we’re going to be the biggest company in America with the fast - with a grow rate that exceeds all the other big companies that are high dividend payers.

And that’s our goal. With due regard, to make sure we stay within that 5 to 5 ½ times ratio and you’re quite right. We took exactly the same model that we had for KMP; the same level of capital expenditures $17 billion of backlog

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

and all of that. And EPB is more modest backlog on lend and buy and et cetera and just roll that in.

So everything that you’re talking about buy would be on top of that.

(Elbar Cattle):	Great thanks a lot. That’s all I have.

Rich Kinder:	Thank you.

Coordinator:	The next question comes from (Tony Reiner) with Imperial.

Rich Kinder:	Hi how are you?

(Tony Reiner):	Hi I promised I would get back on the queue. So just a couple of things. Are the unit holder votes a majority and minority or just majority?

Rich Kinder:	Majority.

(Tony Reiner):	Just majority okay. And then well can you give me your - one other question have you gotten any votes or lock up with any of the shareholders or any of the unit holders of any other group?

Rich Kinder:	yes, KMI and myself and by itself and the rest of the directors have agreed to both not only our shares at KMI are in favor of it but also our units and interest at KMP in favor of the transaction.

(Tony Reiner):	And how about how you have to elect or which you’ll take cash or stock or any of that stuff or are there any....

Rich Kinder:	I can’t speak for anybody else I’m taking all stock, I can tell you all that.

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

(Tony Reiner):	Shocker. Sorry I had to say it. And then the I guess one other question. What kind of timing do you use on you know for completion of all of these.

Rich Kinder:

we expect to close by the end of the year. We have (Steve) outlined the regulatory hurdles should not be really significant because we already operate all these assets, we already - you could say control them indirectly. It’s not like we’re going out and buying additional pipelines that we don’t run today.

(Tony Reiner):

All right understood. One other quick one. Can you just detail and I know people have done it, just maybe just a tax implications to the KMP and EPB holders is it cap gains, tax and sell or deferred taxes or...

Rich Kinder:	I’ll let Kim handle that. Kim?

Kimberly Dang:

It will be a combination of capital gains and ordinary income and we have provided an estimated tax calculation on pages 11 for the investor presentation for KMP and 13 for EPB and we tried to give a range.

So within that we assume that any passive losses that the investors have can be applied against the ordinary income and so you’ll see all of our assumptions there.

(Tony Reiner):	Right. One other just obvious question, I didn’t even think about asking, did distributions between now and close getting paid, I assume they do but...

Rich Kinder:	Absolutely.

(Tony Reiner):	Yes I thought I’d make sure. Wonderful guys I appreciate it. I’ll just get back in the queue or get back in the call.

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

Rich Kinder:	Thank you and (Angela) we’ll take one more question and then we’ll close in time to be present at the market opening.

Coordinator:	Our last question comes from (Jeremy Tonnet) with JPMC.

Rich Kinder:	Hi (Jeremy) how are you?

(Jeremy Tonnet):

All right, good. Good morning, congratulations on the deal. I just want to make sure I understood correctly with the KMI side, things like KMI has a pretty strong benefit here relative to the others given that there’s no tax consideration for KMI versus KMP so you actually have more favorable outcome for KMI versus the others am I understanding that correctly?

Rich Kinder:	I think that is correct that it’s a tax-free exchange with KMR that’s right.

(Jeremy Tonnet):

Okay great. And then just one last one, on the payout philosophy you talked about 1.1 times is a little bit different than where it’s been in the past. I mean I’ m just wondering is that - is it really a change in philosophy or do you see that being steady over time, just any other thoughts you could share that would be great.

Rich Kinder:

Thanks certainly you know you can’t project out to infinity but it’s pretty comfortable to me to project out through 2020 and we certainly are committed to that level of coverage and I think that makes a lot of sense for us going forward.

(Jeremy Tonnet):	Great thank you very much for the time.

KINDER MORGAN, INC.

Moderator: Rich Kinder

08-11-14/7:30 am CT

Confirmation # 8309879

Rich Kinder:

Okay well thanks to all of you and obviously we’ll take any other questions you may have, we’ll see a lot of you on the road show. We’ve got two teams crisscrossing the United States and we appreciate your support and all your good questions thank you.

Coordinator:	Thank you for your participation in today’s conference. Please disconnect at this time.

END

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed acquisition by KMI of each of KMP, KMR and EPB. KMI plans to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 in connection with the mergers.  KMI will file with the SEC and mail to its security holders a proxy statement in connection with its special meeting.  Each of KMP, KMR and EPB plans to file with the SEC and mail to its security holders a proxy statement/prospectus in connection with the Proposed Transactions.  The registration statement, the KMI proxy statement and each proxy statement/prospectus will contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, THE APPLICABLE PROXY STATEMENT OR PROXY STATEMENT/PROSPECTUS WHEN THEY ARE AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGERS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE PROXY STATEMENT/PROSPECTUS.

Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement/prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov.  Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713)-369-9490 or by email at km_ir@kindermorgan.com.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions.  Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013 and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC.  Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.  Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.  Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the Proposed Transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the Proposed Transactions, the expected benefit of the Proposed Transactions, future financial and operating results, future opportunities for the combined company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the Proposed Transactions; the ability to obtain requisite regulatory and shareholder or unitholder approval and the satisfaction of the other conditions to the consummation of the Proposed Transactions; the ability to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the Proposed Transactions on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; the effects of environmental, legal, regulatory or other uncertainties; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; possible changes in credit ratings; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism (including cyber attacks) or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMI’s, KMP’s, KMR’s and EPB’s Annual Reports on Form 10-K for the year ended December 31, 2013 and other subsequent filings with the SEC.  KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law.